THE PRUDENTIAL SERIES FUND
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

April 16, 2010

Sally Samuels
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           The Prudential Series Fund (the “Fund”)
Post-Effective Amendment to Registration Statement on Form N-1A
Registration Nos. 2-80896 and 811-03623

Dear Ms. Samuels:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on March 18, 2010, April 6, 2010 and April 13, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form

N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.  On or about April 15, 2010, the Fund intends to file an amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933 (the “Amendment”) to revise certain disclosures in response to the staff’s comments, to update it financial statements and to make other non-material updating revisions.

For your convenience, your comments are presented in summary form below and each comment is followed by our response organized by the date the comment was given.  Additionally, we have included as a sample the revised prospectus summary of the Equity Portfolio and other relevant change pages in the prospectus and statement of additional information.

March 18, 2010 Comments

General Comments

Comment:  To the extent that any of the comments provided by the Commission staff on a specific portfolio of the Fund are globally and/or universally applicable to another portfolio, please revise the disclosure of the other portfolios of the Fund as applicable.

Response:  The Fund has considered the comments provided by the Commission staff on a specific portfolio of the Fund as applying globally and/or universally applicable to the other Fund portfolios and has revised the disclosure accordingly.

Comment:  When filing the Amendment please make sure that the updated financial information that is provided complies with Form N-1A.

Response:  The updated financial information in the Amendment will comply with Form N-1A.

Comment:  Please provide the disclosure required by Item 4(b)(1)(iv) for any portfolio that is non-diversified.

Response: The Fund confirms that the summary section for each portfolio that is non-diversified provides the disclosure required by Item 4(b)(1)(iv).

Comment:  Whenever using defined terms in the summary section, please make sure the term is defined the first time it is used.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  On the front cover page of the prospectus, please include each portfolio’s name and the classes to which the prospectus relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  If the Fund later decides to distribute only the prospectus summary, then the front cover must delete the information provided about the participating insurance companies and the order from the Commission since these disclosures are neither required nor permitted in a prospectus summary.

Response: The Fund currently is not utilizing the prospectus summary and therefore, respectfully submits that no additional revisions are required.

Comment:  In the section entitled “Investment Objective” in the summary sections of each portfolio, please delete as applicable (a) any bold formatting and (b) any disclosure in addition to the investment objective.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the fee table contained in the section entitled “Portfolio Fees and Expenses” in the summary sections of each portfolio, please revise the fee table to match the fee table presentation in Item 3.  Please delete the footnote relating to administration fees and add a separate line item to disclose such fees.

Response: Each portfolio has revised its disclosure as requested by the staff. Each portfolio that offers Class II shares has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Example” in the summary sections of each portfolio, please delete the term “expense” from the heading to the example table.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Portfolio Turnover” in the summary sections of each portfolio, please delete the statement “Future portfolio turnover could be higher or lower” since such disclosure is neither required nor permitted by the Item 3.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Investment Strategies” in the summary sections of each portfolio, please delete any disclosure not required by Item 4(a).  For example, delete any risk disclosure and consider whether disclosure relates to a principal strategy.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Portfolio” in the summary sections of each portfolio, please (a) delete the statement “Please remember that an investment in the Portfolio is not guaranteed to achieve its investment objective,” (b) disclose in this section that loss of money is a risk (c) if a portfolio is not advised or sold through an insured depository institution delete the disclosure that an investment in a portfolio “is not a deposit with a bank; is not insured, endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” (d) in the risk factor for mortgage-backed securities, if appropriate add sub-prime disclosure, (e) in the expense risk factor, revise the disclosure to be specific to each portfolio (i.e., if a portfolio does not have a voluntary waiver the risk disclosure relating to voluntary waivers should be deleted), (f) the risk disclosure for short sales is unclear, please revise, (g) revise the risk disclosure for market and management risk to delete the risks that do not apply to a specific portfolio (i.e., delete the risk disclosure about investment models if not used by a specific portfolio), and (h) delete the last sentence of this section since this type of cross reference is not permitted.

Response: In response to the above comments, (a) each applicable portfolio has deleted the stated disclosure, (b) each applicable portfolio has clarified the current loss of money disclosure, (c) since the Fund and its portfolios are sold through certain insured depository institutions the disclosure has not been deleted, (d) the risks presented by investments in sub-prime mortgage-backed securities are not principal risks of any portfolio, thus no additional disclosure is necessary, (e) each applicable portfolio has revised the expense risk factor disclosure, (f) each applicable portfolio has deleted the short sales risk factor disclosure since the Portfolio’s determined that it was not a principal risk, (g) each applicable portfolio has revised the market and management risk factor disclosure, and (h) the portfolios have deleted the cross reference disclosure.

Comment:  In the section entitled “Investments, Risks and Performance-Past Performance” in the summary sections of each portfolio, please (a) revise the disclosure before the bar chart to conform to Item 4(b)(2)(i), (b) if a portfolio uses a secondary index, please provide the disclosure required pursuant to Instruction 2(b) to Item 4, (c) revise the disclosure to be specific to a portfolio (i.e., delete references to waivers if not applicable to a portfolio), (d) revise the heading to the table to state “Average Annual Total Returns (for the periods ended 12/31/09)” and (e) in the Average Annual Total Returns table for each portfolio, for the indexes please state “(reflects no deduction for fees, expenses or taxes)”.

Response: In response to the above comments, each applicable portfolio has revised the disclosure as requested by the staff.

Comment:  In the section entitled “Management of the Portfolio” in the summary sections of each portfolio, please provide and missing service dates for portfolio managers.

Response: Each portfolio has revised the disclosure as requested by the staff.

Comments Relating to a Specific Portfolio

Comment:  In the Equity Portfolio’s summary section, the portfolio lists short sales as a principal risk yet its fee table does not list expenses of short sales.  If the portfolio does not intend to generate sufficient short sale expense to require disclosure in its fee table, consider whether short sales are a principal risk of investing in the portfolio.

Response: Short sales are not a principal risk of the portfolio.  Thus, the risk disclosure has been deleted.

Comment:  The Global Portfolio’s disclosure in its summary section relating to its strategy is unclear, please revise. The allocations to subadvisers as well as the subadviser disclosure should not be included in this section. Additionally, the table included under the section entitled “Management of the Portfolio” is difficult to understand, please revise.

Response:  The disclosure has been revised as requested. The headings had dropped out of the table and we revised the table to include them.

Comment:  In the Government Income Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, delete the last sentence since it is not permitted in the strategy section.

Response:  The disclosure has been revised as requested.

Comment:  In the Money Market Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, delete the last paragraph and move it to the risk section.  Also revise this disclosure to conform to Item 4.

Response:  The disclosure has been revised as requested.

Comment:  In the Natural Resources Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, revise the disclosure to delete the non-diversified disclosure from this section and move all other risk disclosure to the risk section.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “About the Fund-About the Fund and Its Portfolios”, please clarify that all the portfolios offer Class II shares. Additionally, delete the cross reference on the bottom of the page.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Principal Risks”, please (a) consider moving this section to after the Item 9 information, (b) consider reorganizing the risks in a way to clarify to investors which risks apply to a specific portfolio, (c) please delete any duplicative disclosures, (d) for derivatives risk, please revise to discuss a portfolio’s obligations to cover assets, (e) revise the expense risk to delete references that are generic, such as voluntary waivers disclosure, (f) define the term “Asset Allocation Portfolio” in the fund of fund risk factor, and (g) discuss (if necessary) any sub-prime exposure in mortgage backed and real estate risk factors.

Response:  (a) The Fund considered moving the “Principal Risks” section as proposed by the staff, however, the Fund believes that the current presentation of the section is appropriate and is not confusing to investors.  (b) The Fund has revised the introductory paragraph to this section to help clarify which risks apply to a portfolio.  The new disclosure states:

“Although we try to invest wisely, all investments involve risk.  Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The preceding summary section for each Portfolio identifies the principal risks that apply to each Portfolio.  Set out below is more detailed information about these risks.  If a principal risk is not identified as a principal risk in a Portfolio’s summary section then that risk is not a principal risk for the Portfolio.”

(d) The derivatives disclosure has been revised as requested. (e) The expense disclosure has been revised as requested. (f) The term has been defined as requested. (g) The risks presented by investments in sub-prime mortgage-backed securities and real estate investments are not principal risks of any portfolio, thus no additional disclosure is necessary.

Comment:  In the section entitled “More Detailed Information on How the Portfolios Invest-Investment Objectives & Policies”, please (a) delete any duplicative disclosures that are not necessary, (b) please include frequent trading disclosures, (c) please include discussion of temporary defensive disclosure, and (d) delete the last sentence of this section.

Response:  (a) The Fund has reviewed and revised this section to delete any unnecessary duplication.  (b) and (c) Both disclosures already appeared in this section, however, we have re-formatted the discussions to make it easier for investors to locate these discussions.  (d) Since the Fund is sold through an insured depository institution, we did not delete the disclosure.

Comment:  In the section entitled “How to Buy and Sell Shares of the Portfolios”, please revise the first sentence to clarify that not all portfolios offer Class II shares.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Net Asset Value”, clarify the following sentence since its confusing to investors: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on days when the NYSE is closed but the primary markets for the Fund’s foreign securities are open, even though the value of these securities may have changed”.

Response:  The last two sentences of that section have been replaced with the following disclosure: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on any day that the NYSE is closed for regular trading (even if the primary markets for the Fund’s foreign securities may be open on that day).

Statement of Additional Information (SAI)

Comment:  On the front cover page of the SAI, please include each portfolio’s name and the classes to which the SAI relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  The SAI does not include the new required disclosures pertaining to qualifications of board members, board structure, and risk oversight by the board.

Response:  This disclosure was not available at the time the registration statement was filed.  The disclosure has since been finalized, and will be included in the Amendment.

April 6, 2010 Comments

Comment:  Please provide a copy of the revised cover page as well as other specific changes that are not included in the example summary that you initially provided.

Response:  We have attached such information.

Comment:  Please confirm that the investment objectives in the summary match the investment objectives in the later section of the prospectus.

Response:  The investment objectives are identical for each Portfolio in its summary section and in the section of the prospectus entitled “More Detailed Information on How the Portfolios Invest.”

Comment:  Is the administrative fee in some of the Portfolio’s fee table another expense?

Response:  No, the administrative fee is a separate fee that applies only to the Class II shares.

Comment:  In the section of the summary prospectus entitled “Past Performance”, please (a) revise the disclosure in the first paragraph to comply with Item 4(b)(2)(i), (b) revise the third paragraph so that it describes any secondary index or custom blended index and explain why such index is relevant pursuant to Item 4 and (c) revise the average annual total returns table so that the line item for each index states that the index reflects no deduction for fees, expenses or taxes.

Response:  (a), (b) and (c) The disclosure has been revised as requested.

Comment:  Please provide the appropriate Tandy provisions in your response letter.

Response:  At the end of the letter we provided revised Tandy representations.

April 13, 2010 Comments

Comment:  In the section entitled “Investments, Risks and Performance-Principal Investment Strategies” in the summary sections of the Conservative Balanced Portfolio, (a) please clarify the disclosure relating to the portfolio managers quantitative investment approach. (b) Please also clarify that high-yield securities are commonly referred to as junk bonds.

Response:  (a) The disclosure has been revised to explain that the portfolio managers utilize investment models in managing the Portfolio pursuant to its strategy. (b) For other Portfolios we have made the revision, however, for this Portfolio we deleted the reference to high-yield securities from the principal strategies since it is not a principal strategy of the Fund.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Portfolio” in the summary sections of the each Portfolio, please make the risk of lose disclosure more prominent and revise the introduction paragraph to state that “The risks identified below are the principal risks of investing in the Portfolio.”

Response:  The introduction paragraph to this section has been revised as requested.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Portfolio” in the summary sections of the Conservative Balanced Portfolio, please delete the cross reference to the Flexible Managed Portfolio or provide information about that Portfolio.

Response:  The disclosure has been deleted.

Comment:  In the section entitled “Investments, Risks and Performance-Past Performance” in the summary sections of the each Portfolio that has a secondary benchmark, please revise the first sentence to state that the secondary benchmark includes stocks of companies with similar investment objectives.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Investments, Risks and Performance-Past Performance” in the summary section of the Global Portfolio are their 3 specific countries that the Portfolio invests.

Response:  The Global Portfolio invests in at least three countries, including the U.S., but the other foreign countries are subject to change. The countries are not emerging markets.

Comment:  In the section entitled “Investments, Risks and Performance” in the summary section of the Natural Resources Portfolio, please clarify the statement relating to tactical considerations.

Response:  The disclosure has been deleted.

Comment:  In the section entitled “Principal Risks”, please revise the (a) segregation disclosure in the derivatives risk factor, and (b) the fund of funds risk to clarify which Portfolio it applies to.

Response:  (a) and (b) The disclosure has been revised.

Comment:  In the section entitled “More Detailed Information on How the Portfolios Invest-Investment Objectives and Policies”, please delete the third paragraph since it is duplicative of risk disclosure in the summaries.

Response:  The disclosure has been deleted.

Comment:  In the section entitled “Net Asset Value”, please include disclosure about which days price applies based on the time that an order is received.

Response:  The disclosure has been revised.

Comment:  In the section entitled “Purchasing Shares of the Portfolios”, please include more specific disclosure about when the Portfolio will suspend redemptions.

Response:  The disclosure has been revised.

Comment:  On the back cover, if you provide a website address for the Fund, please provide a direct link.

Response:  The back cover has been amended to include a direct link to the Fund’s disclosure documents.

Comment:  In the statement of additional information, please revise the portfolio holdings disclosure to be more specific about any vendors receiving portfolio holdings.

Response:  The disclosure has been amended to provide more specific references to third parties receiving portfolio holdings information.

Comment:  Please confirm that in each summary section to the extent that a strategy is listed as a principal investment strategies, that the risks associated with such strategy are listed as principal risks.

Response:  We reviewed each Portfolio’s summary section and revised the disclosure were necessary so that to the extent that a strategy is listed as a principal investment strategies, that the risks associated with such strategy are listed as principal risks.

Comment:  Please revise the new Board disclosure to include the diversity statements required by Item 407.  Additionally, please review the question and answers that the Commission released relating to this disclosure and revise the Fund's disclosure to provide the specific qualifications considered for each director.

Response: The Statement of Additional Information (“SAI”) includes disclosure responsive to the new board disclosure requirements applicable to mutual fund registration statements (the “New Disclosure Requirements”) adopted by the Commission in Rel. No. 33-9089 (Dec. 16, 2009), 74 Fed. Reg. 68334 (Dec. 23, 2009) (the “Adopting Release”).  This New Disclosure has been added to the SAI consistent with the guidance provided by the Staff regarding compliance dates in the FAQs posted on the SEC website.

The following three New Disclosure Requirements have been added to Form N-1A:  (1) a description of the leadership structure of the Board and the Board’s role in the risk oversight of the funds (Item 17(b)(1)); (2) information regarding certain other directorships for the past five years (Item 17(b)(3)(ii)); and (3) for each Director, a discussion of specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Director for the funds (Item 17(b)(10)).  See Adopting Release at page 68366.

Item (1) is addressed by the first two paragraphs of the “Leadership Structure and Qualifications of the Board of Trustees” section and the “Risk Oversight” section.

Item (2) is addressed by the “Other Directorships Held” column of the charts in the section on “Information on Trustees and Officers.”

Item (3) is addressed by the third through fifth paragraphs of the “Leadership Structure and Qualifications of the Board of Trustees” section, coupled with the information in the charts in the section on “Information on Trustees and Officers.”  In particular, we note that the fourth paragraph in the “Leadership Structure and Qualifications of the Board of Trustees” section identifies specific experience, qualifications, attributes and skills for specific Directors by name.  We believe this disclosure, which identifies individual Directors by name, coupled with the other disclosure in the SAI, is responsive to the New Disclosure Requirements.  We do not believe that the Form requires that the disclosure be made in any particular format, such as a separate paragraph for each Director.

We have not made any changes to the SAI in response to Item 407(c)(2)(vi) of Regulation S-K.  The New Disclosure Requirements for mutual fund SAIs are set forth in Item 17(b) of Form N-1A, which sets forth the specific requirements and does not reference items from Regulation S-K.  See Adopting Release at page 68366 (noting specific amendment to Form N-1A); Adopting Release at page 68343 n.119 (noting that “[f]unds will be subject to the diversity disclosure requirements of Item 407(c)(2)(vi) of Regulation S-K under Item 22(b)(15)(ii)(A) of Schedule 14A”, which is the Schedule setting forth requirements for proxy statements and information statements, not registration statements).  Although the SAI is not subject to the new diversity disclosure requirements, we do note that the SAI, in the section on “Selection of Trustee Nominees,” states:  “In evaluating nominees, the Governance Committee considers . . . whether the individual’s background, skills, and experience will complement the background, skills, and experience of other nominees and will contribute to the diversity of the Board.”

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-5032).

Very truly yours,

/s/Claudia DiGiacomo
                                     Claudia DiGiacomo

cc: Sally Samuels

(Securities and Exchange Commission)